 Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

CANCER PREVENTION PHARMACEUTICALS, INC.

Cancer Prevention Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions by unanimous written consent setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation of this Corporation (“Restated Certificate”) be amended to read as follows:

IV. CAPITAL STOCK

A. The aggregate number of all classes of shares which the Corporation shall have authority to issue is Fifty Million (50,000,000) shares divided into two classes of which Fifteen Million (15,000,000) shares of par value $0.001 per share shall be designated Preferred Stock and Thirty Five Million (35,000,000) shares of par value $0.001 per share shall be designated Common Stock.

B. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock or Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).

C. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations and relative powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

D. Seven Million Three Hundred Thousand (7,300,000) of the authorized shares of Preferred Stock are hereby designated as Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) and Five Million (5,000,000) of the authorized shares of Preferred Stock are hereby designated as Series A-2 Convertible Preferred Stock (“Series A-2 Preferred” and, together with the Series A-1 Preferred, the “Series A Preferred” or “Series A Preferred Stock”).

Such number of shares may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series A-1 Preferred or Series A-2 Preferred to a number less than that of the shares of Series A-1 Preferred or Series A-2 Preferred then outstanding, plus the number of shares of Series A-1 Preferred or Series A-2 Preferred issuable upon exercise of outstanding rights, options or warrants or upon conversion.

E. The rights, preferences, privileges, and restrictions, qualifications and limitations and other matters which follow shall apply to the Series A Preferred. Unless otherwise indicated, references to “Sections” in this Part E of this Article IV refer to sections of this Part E.

1. Dividend Rights. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split (but excluding the Forward Stock Split), combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred dividend. The “Original Issue Price” shall mean $0.968438 per share for the Series A-1 Stock and $1.00 per share for the Series A-2 Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred.

2. Voting Rights.

(a) Each holder of shares of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted (pursuant to Section 4 hereof) on the record date for the vote or consent of shareholders and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation. Except as otherwise provided in this Amended and Restated Certificate of Incorporation (“Restated Certificate”) or as required by law, the holders of Series A Preferred shall vote together with the holders of Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the holders of Common Stock. Fractional votes shall not, however, be permitted, and any fractional voting rights resulting from application of the above voting formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held by such holder of Common Stock.

(b) So long as there are any shares of Series A Preferred outstanding, the Corporation, and its officers, directors and employees, shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred (“Requisite Holders”), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately from the Common, but as a single class:

(i) amend, alter or repeal any provision of the Restated Certificate;

(ii) increase the number of shares of authorized Series A Preferred or otherwise alter or change the terms, designations, powers, preferences or relative, participating, optional or other special rights, or the qualification, limitations or restrictions of the Series A Preferred whether set forth in the Restated Certificate or otherwise;

(iii) authorize or issue, or obligate itself to authorize or issue, any other equity security or series of Preferred Stock, including any other security convertible into or exercisable for any equity security, having a preference over, or being on parity with, the Series A-1 Preferred or Series A-2 Preferred with respect to voting or upon liquidation or payment of dividends;

(iv) declare or pay any dividend or otherwise make a distribution on any shares of any class or series of stock other than the Series A Preferred;

(v) purchase or set aside any sums for the purchase of, or redeem, any shares of Common Stock or Preferred Stock, except for:

(A)   the purchase of shares of Common Stock from former employees of the Corporation who acquired such shares directly from the Corporation, if each such purchase is made pursuant to contractual rights held by the Corporation relating to certain events, such as the termination of employment of such former employee, and the purchase price does not exceed the original issue price paid by such former employee to the Corporation for such shares; or

(B) repurchases of shares upon exercise of rights of first refusal granted to the Corporation;

(vi)  effect any transaction or series of transactions in which (A) more than fifty percent (50%) of the voting power of the Corporation is disposed; (B) all or substantially all of the Corporation’s assets are sold; or (C) the Corporation acquires or merges with another entity (other than a wholly owned subsidiary or parent of the Corporation);

(vii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event (as defined below) or consent to any of the foregoing; or

(viii) enter into a transaction with an “affiliate” of the Corporation. For purposes of this subparagraph, an “affiliate” shall mean any other Person who, directly or indirectly, controls, is controlled by, or is under common control with the Corporation, including without limitation any officer or director of the Corporation.

3. Liquidation Rights.

(a) Subject to the right of any series of stock that may from time to time come into existence pursuant to this Article IV of the Restated Certificate, upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of Common Stock, the holders of Series A Preferred shall be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, an amount per share of Series A Preferred equal to the applicable Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred) plus all declared and unpaid dividends on the Series A Preferred. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series A Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full preferential amounts to which they would otherwise respectively be entitled under this Section 3(a).

(b) After the payment of the full liquidation preference of the Series A Preferred as set forth in Section 3(a) above and any other distribution that may be required with respect to any series of stock that may from time to time come into existence pursuant to Article IV Section C, the assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of Common Stock and Series A Preferred, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Restated Certificate immediately prior to such dissolution, liquidation or winding up of the Corporation.

(c) An Acquisition or Asset Transfer shall constitute a Liquidation Event. For the purposes of this Section 3(d): (i) “Acquisition” shall mean (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Corporation is a party in which in excess of 50% of the Corporation’s voting power is transferred; provided that, an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof; and (ii) “Asset Transfer” shall mean a sale, lease, exclusive, world-wide license to all or substantially all of the assets of the Corporation, or other disposition of all or substantially all of the assets of the Corporation.

de) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors on the date such determination is made.

4. Conversion Rights. The holders of the Series A Preferred shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the “Conversion Rights”):

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 4, any shares of Series A Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the applicable “Series A Preferred Conversion Rate” then in effect (determined as provided in Section 4(b)) by the number of shares of Series A Preferred being converted. In the event of a liquidation, dissolution or winding up of the Corporation or a Liquidation Event, the Conversion Right shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred.

(b) Series A Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series A Preferred (the “Series A Preferred Conversion Rate”) shall be the quotient obtained by dividing the applicable Original Issue Price of the applicable Series A Preferred by the applicable “Series A Preferred Conversion Price,” calculated as provided in Section 4(c).

(c) Series A Preferred Stock Conversion Price. The conversion price for the Series A-1 Preferred and the Series A-2 Preferred shall initially be their respective Original Issue Prices (the “Series A Preferred Conversion Price”). Such initial Series A Preferred Conversion Prices shall be adjusted from time to time in accordance with this Section 4. All references to the Series A Preferred Conversion Prices herein shall mean the Series A Preferred Conversion Prices as so adjusted.

(d) Mechanics of Conversion. Each holder of Series A Preferred Stock who desires to convert some or all of the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series A Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A Preferred Stock being converted and the holder’s name or the names of the nominees in which such holder wishes the certificate or certificates to be issued. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash (at the Common Stock’s fair market value determined by the Board of Directors as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time after the Effective Time the Corporation effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the respective series of Series A Preferred Stock, the Series A Preferred Conversion Prices in effect immediately before the subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Effective Time, the Corporation combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred Stock, the Series A Preferred Conversion Prices in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time after the Effective Time, the Corporation pays a dividend or other distribution in additional shares of Common Stock, the Series A Preferred Conversion Prices that are then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The respective Series A Preferred Conversion Prices shall be adjusted by multiplying the applicable Series A Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the respective Series A Preferred Conversion Prices shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Prices shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Prices shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Effective Time, the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a Liquidation Event as defined in Section 3(a) or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series A Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(h) Reorganizations, Mergers or Consolidations. If at any time or from time to time after the Effective Time, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer as defined in Section 3(d) or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A Preferred Stock after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series A Preferred Conversion Prices then in effect and the number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(i) Sale of Shares Below Series A Preferred Conversion Prices.

(i) The “Original Issue Dates” mean the respective dates on which the first shares of Series A-1 Preferred or Series A-2 Preferred were issued. If, during the first twelve months after the Series A-1 Original Issue Date (“Initial Anti-Dilution Period”), the Corporation issues or sells, or is deemed by the express provisions of this Section 4(i) to have issued or sold, Additional Shares of Common Stock, other than as a dividend or other distribution on any class of stock as provided in Section 4(f) above, and other than a subdivision or combination of shares of Common Stock as provided in Section 4(e) above, for an Effective Price (as defined below) less than the Series A Preferred Conversion Price for the Series A-1 Preferred (“Series A-1 Conversion Price”) then in effect, then the Series A-1 Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to the Effective Price.

(ii) If, (x) any time after the Initial Anti-Dilution Period in the case of the Series A-1 Preferred or (x) after the Original Issue Date for the Series A-2 Preferred, the Corporation issues or sells, or is deemed by the express provisions of this Section 4(i) to have issued or sold, Additional Shares of Common Stock, other than as a dividend or other distribution on any class of stock as provided in Section 4(f) above, and other than a subdivision or combination of shares of Common Stock as provided in Section 4(e) above, for an Effective Price (as defined below) less than one or both of the applicable Series A Preferred Conversion Prices then in effect, then and in each such case, the then applicable Series A Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Series A Preferred Conversion Prices in effect immediately prior to such issuance or sale by a fraction:

(A) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the applicable Series A Preferred Conversion Price, and

(B) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series A Preferred Stock could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other in-the-money rights, options and convertible securities outstanding on the day immediately preceding the given date.

(iii) No adjustment shall be made to the Series A Preferred Conversion Prices in an amount less than one cent ($0.01) per share. Any adjustment otherwise required by Section 4(i) that is not required to be made due to the preceding sentence shall be included in any subsequent adjustment to the Series A Preferred Conversion Prices.

(iv) For the purpose of making any adjustment required under this Section 4(i), the aggregate consideration received by the Corporation for any issue or sale of securities (the “Aggregate Consideration”) shall be defined as: (A) to the extent it consists of cash, be computed at the net amount of cash received by the Corporation after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation and which are approved by the Board of Directors in connection with such issue or sale but without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(v) For the purpose of the adjustment required under this Section 4(i), if the Corporation issues or sells (x) stock or other securities convertible into Additional Shares of Common Stock (such convertible stock or securities being herein referred to as “Convertible Securities”) or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the applicable Series A Preferred Conversion Prices then in effect, in each case the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(vi) If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non occurrence of specified events other than by reason of antidilution adjustments (whether or not the original issuance of such rights, options or Convertible Securities resulted in an adjustment to the applicable Series A Conversion Price), the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.

(vii) No further adjustment of a Series A Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the applicable Series A Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series A Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series A Preferred Stock.

(viii) For the purpose of making any adjustment to the Conversion Price of the Series A Preferred Stock required under this Section 4(i), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 4(i) (including shares of Common Stock subsequently reacquired or retired by the Corporation), other than Excluded Shares. “Excluded Shares” shall mean and include any of the following:

(A) shares of Common Stock issued upon conversion of the Series A Preferred Stock;

(B) shares of Common Stock or options to purchase such shares of Common Stock to the Corporation’s employees, officers, directors, consultants, advisors or other service providers pursuant to a stock incentive plan, at prices or exercise prices determined by the Board of Directors to be not less than fair market value;

(C) shares of Common Stock issued pursuant to the exercise of options outstanding as of the applicable Original Issue Date;

(D) shares of Common Stock and/or options, warrants or other Common Stock purchase rights, and the Common Stock issued pursuant to such options, warrants or other rights, issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the holders of a majority of the shares of Series A Preferred then outstanding;

(E) any equity securities issued in connection with strategic transactions involving the Corporation and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that such strategic transactions and the issuance of shares therein has been approved by the holders of a majority of the shares of Series A Preferred Stock then outstanding;

(F) shares of Common Stock issued as a dividend on the Series A Preferred Stock;

(G) shares of Series A Preferred Stock issued pursuant to the conversion of a promissory note issued by the Corporation prior to the applicable Original Issue Date; and

(H) shares of capital stock issued by the Corporation, which issuance the holders of a majority of the shares of Series A Preferred Stock then outstanding deem to be an issuance of Excluded Shares.

References to Common Stock in the subsections of this clause (vii) above shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 4(i). The “Effective Price” of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this Section 4(i), into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under this Section 4(i), for such Additional Shares of Common Stock.

(k) Certificate of Adjustment. In each case of an adjustment or readjustment of one or both of the Series A Preferred Conversion Prices for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred Stock, if the Series A Preferred Stock is then convertible pursuant to this Section 4, the Corporation, at its expense, shall, as promptly as reasonably practicable but in no event later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred Stock entitled to such adjustment or readjustment at the holder’s address as shown in the Corporation’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series A Preferred Conversion Prices at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred Stock.

(l) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any acquisition (as defined in Section 3(c)) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any asset transfer (as defined in Section 3(c)), or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the Requisite Holders) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up, and (D) the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock.

(m) Automatic Conversion.

(i) Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective applicable Series A Preferred Conversion Price upon the earlier of (A) the date specified by vote or written consent or agreement of the Requisite Holders, or (B) immediately upon the closing of a firmly underwritten public offering with a nationally recognized full-service investment bank pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (i) the per share price is at least four times the applicable Original Issue Price (as adjusted for stock splits [but excluding the Forward Stock Split described in Section F of this Article IV], dividends, recapitalizations and the like after the filing date hereof), and (ii) the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $20,000,000 (a “Qualified Public Offering”). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of either of the events specified in Section 4(m)(i) above, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A Preferred Stock, the holders of Series A Preferred Stock shall, upon notice from the Corporation, surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Series A Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred Stock, as the case may be, surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(n) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined in good faith by the Board of Directors) on the date of conversion.

(o) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(p) Notices. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(q) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered.

(r) Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

F. Forward Stock Split. Effective upon the filing of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”) every one (1) issued and outstanding share of Common Stock shall be and hereby is automatically split, subdivided and reclassified as and into 11.750873 shares of Common Stock (“Common Stock Split”). In lieu of the antidilution provisions of Section E.4(e) of the Amended Certificate or other adjustments that would otherwise operate as a result of the Common Stock Split, every one (1) issued and outstanding share of Series A-1 Preferred shall be and hereby is automatically split, subdivided and reclassified as and into 11.750873 shares of Series A-1 Preferred (the “Series A-1 Stock Split” together with the Common Stock Split the “Forward Stock Split”). The "Original Issue Price" for the Series A-1 Preferred immediately after the Forward Stock Split shall be $0.968438 per share subject to appropriate adjustment in the event of any stock dividend, stock split (but excluding the Forward Stock Split), combination or other similar recapitalization with respect to the Series A Preferred. No fractional share of Common Stock or Series A-1 Preferred shall be issued as a result of the Forward Stock Split. In lieu of any fractional share to which a holder would otherwise be entitled, after aggregating all such fractions of a share, such holder shall be entitled to receive cash in an amount equal to the product obtained by multiplying such fraction by $0.968438, such payment to be made by the Corporation upon surrender of a certificate or certificates representing the shares of Common Stock or Series A-1 issued and outstanding immediately prior to the Effective Time held by such holder to the Corporation. The Corporation shall provide certificates representing the split, subdivided and reclassified shares of Common Stock in exchange for and upon receipt and surrender of certificates representing shares of the Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, certificates representing shares of Common Stock issued and outstanding immediately prior to the Effective Time until they are surrendered shall represent only the right of the holders thereof to receive shares of the split, subdivided and reclassified shares of Common Stock of the Corporation resulting from the Forward Stock Split.

RESOLVED FURTHER, that except as provided in the preceding Resolutions, the Certificate shall remain in full force and effect without modification or amendment.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the holders of the necessary number of shares of capital stock as required by statute and the Certificate gave their written consent to the amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be duly executed as of the 28th day of September, 2012 and hereby affirms and acknowledges that the filing of this Certificate of Amendment of Certificate of Incorporation of Cancer Prevention Pharmaceuticals, Inc. is the act and deed of the Corporation.

/s/ Jeff Jacob

By: ____________________________________________

Jeff Jacob, Chief Executive Officer